

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-Mail
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re: Herbalife Ltd.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Item 1. Business
Regulation, page 17
Products, page 17

1. We note your disclosure on page 20 regarding the publicly available 1986 permanent injunction with the California Attorney General. In particular, we note the statements that the injunction (1) prohibits "certain recruiting-related investments" from Members, (2) mandates that payments to Members be premised "on retail sales (as defined)" and (3) provides that the Company may establish a system to verify or document such compliance. Please advise us of your understanding of the "certain" prohibited recruiting-related investments, the definition of retail sales for the purposes of the injunction, and the voluntary or compulsory nature of the system to verify or document compliance.

Item 6. Selected Financial Data, page 50

2. You disclose the non-GAAP measure "retail sales." So that we may further consider your disclosures, address the following:

   - Describe how you calculate (and subsequently modify) suggested retail prices to arrive at retail sales;

   - Describe why you use suggested retail prices as the basis for calculating distributor allowances, bonuses and royalties, and explain how you determine the formulas for distributor allowances, bonuses and royalties;

   - Describe the discretion you have in setting and changing the distributor allowances, bonuses and royalties;

   - Describe why "retail sales" is a relevant and useful performance measure for investors in understanding your operating results. We note in this regard that it is a measure that does not represent a sales amount you have a contractual right to receive from your Members, your Members are not obligated to charge your suggested retail prices to their customers and you have unilateral discretion in establishing and changing those suggested retail prices; and

   - Describe how management uses "retail sales," as reported in the daily and monthly reports reviewed by management.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

3. You disclose the increase in net sales was primarily due to increased Member engagement, branding activities and improvements in daily consumption DMOs and key metrics such as Volume Points and Average Active Sales Leaders. In future filings, please quantify the material business reasons for the increase in net sales between periods. Please also disclose with quantification the business reasons for changes between periods in each segment's operating results, as shown on page 120, including net sales and contribution margin. Please provide draft disclosure. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

4. Please disclose the primary factors and underlying trends that resulted in the period-on-period material changes in your key performance indicators. For example we note that the rate of increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 31.2% in fiscal 2012 to 13.1% in fiscal 2013. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from 24.6% to 2.3% over the same periods. Additionally, we note the risk factor disclosure on page 28 and elsewhere regarding your dependence on the ability to recruit new Members and retain existing Members. Please disclose in future filings, if material, the extent to which management uses a measure of performance relating to retention of Members. Please provide draft disclosure. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

Exhibits

5. We note that you have filed your Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor as Exhibit 10.6 to your Form 10-K. Given that your business model in China is different from your traditional marketing program and the increasing contribution to your revenues by sales made in China, please advise us whether you have a separate Agreement of Distributorship or similar agreement or arrangement with your Chinese sales representatives, sales officers and independent service providers. If so, please tell us what consideration was given to filing the agreement. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining